Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For March 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 8

Rome, 01 March 2002
PARRELLO NEW MANAGING DIRECTOR "HOLDING MEDIA E COMUNICAZIONE"(LA7)

The Board of Directors of Holding Media e Comunicazione (the company that holds the La7 television broadcast company) met today. The meeting, chaired by Paolo Dal Pino, acknowledged that Fausto Federici is moving to a new and important executive position in the Telecom Italia Group and it appointed Giuseppe Parrello as Vice President and Managing Director of the company.

The Board expressed its gratitude to the outgoing Managing Director, Fausto Federici, for his contribution in the delicate task of reorganising the broadcast company. At the same time, it also made provisions to co-opt Fabio Franchi.

Turin, 05 March 2002
The Shareholders' Meetings of Finanziaria Web and Matrix have been scheduled.

Following the approval of the drafts of the financial statements for Matrix S.p.A. and Finanziaria Web S.p.A., which holds a 66% stake in Matrix (companies that are part of the Seat Pagine Gialle Group), the Ordinary and Extraordinary Shareholders' Meetings of Finanziaria Web and Matrix have been scheduled, with the first call on 20 March 2002 (Finanziaria Web) and 21 March 2002 (Matrix), and the second call, if necessary, on 21 March (Finanziaria Web) and 22 March (Matrix).

The results show a loss for the period of EUR 107.4 million for Matrix and EUR 73.1 million for Finanziaria Web (as the loss of Matrix is reflected on the financial statements of the holding company). The outcome is a negative net capital of EUR 84.7 million for Matrix and of EUR 59.6 million for Finanziaria Web.

The Shareholders' Meetings must therefore pass the necessary resolutions for approving the financial statements and for the provisions set forth by Article 2447 of the Italian Civil Code. They must also appoint the Board of Directors (Matrix) and the Boards of Auditors (Matrix and Webfin).

The operating loss came to EUR 45.9 million for Matrix, while one-time charges came to EUR 50.2 million. These mainly include write-downs on shareholdings as well as extraordinary charges for business reorganisation.

In order to deal with the sudden and unexpected slowdown observed in the entire Internet sector, starting between the end of 2000 and early 2001, the Seat PG Group has implemented a general strategy to streamline the portfolio of Internet businesses. The objective is to focus on core assets, represented mainly by access services and by the portals Virgilio and Giallo.

Turin, 08 March 2002
SEAT entered into an agreement with the founding shareholders of Consodata S.A.

SEAT entered into an agreement with the founding shareholders of Consodata S.A., a French company listed on the Nouveau Marché of the Paris Stock Exchange. This agreement supplements the existing shareholders agreement entered into on 31 July 2000, the parties having, inter alia, re-defined the terms of the put option granted by Seat to such shareholders, which were disclosed at the time of the acquisition of Consodata by Seat. Under this new agreement, SEAT grants to the shareholders in question a put option, exercisable in the case of sale by SEAT of its majority shareholding in Consodata. The conditions of the new option depend on the disposal price of Seat's stake, with a minimum price which corresponds substantially to the net present value of the option previously granted. The agreement also provides for a call option of SEAT exercisable starting from 30 September 2002 and a put option of the shareholders starting from 31 January 2003, both exercisable at a price equal to the minimum price set forth above, and provided that SEAT is still the controlling shareholder of Consodata. In this new agreement, SEAT also confirmed its intention to transfer to Consodata its shareholdings in Netcreations (USA) and Pan-adress (Germany). This new agreement has been transmitted to the CMF which will ensure its disclosure to the Public.

Turin, 18 March 2002

ALL SYSTEMS GO: PARTNERSHIP BETWEEN LA7 AND VIRGILIO WITH NEW TV PROGRAMME SCHEDULE

Virgilio lets television viewers interact with the TV through two-way communications via the Internet

The partnership between the Internet portal and the Seat television station kicks off today with the new programme schedule at "La7"(www.la7.tv).

Today, Virgilio, the biggest Italian portal with eight million unique users every month, gives the viewer access to surveys, forums, on-line TV news, and direct interaction with the production on topics being discussed on the programmes.

Virgilio visitors will be able to interface with the new programme schedules dedicated to full coverage of the news with information and events, giving rise to two-way communications via the Internet.

"Virgilio will be an important liaison of involvement between Internet users and La7," explains Fausto Gimondi, News Director at Virgilio, "by capturing and developing the feel of a station whose goal is to become community TV where television viewers and web users are active participants."

Furthermore, Virgilio will also feature on-line television news programmes at 7:45 am, 12:45 pm, 7:45 pm, 12:10 am and news flashes every hour.

Virgilio (www.virgilio.it) has two dedicated websites http://omnibusla7.virgilio.it and http://trend.virgilio.it.

Every evening, Virgilio will publish a survey that will be analysed the next day during the live mega-programme, Omnibus La7.

http://omnibusla7.virgilio.it will enable visitors to create small communities through forums that discuss the events reported during the broadcast: from the volunteer work to "Love letters", from modern fatherhood to animals. Viewers and visitors can participate in forums or send email messages asking for advice or simply describing a personal experience.

http://trend.virgilio.it is chiefly dedicated to the creation of rankings that will be discussed every day during the daily short programme, Trend (6:20- 40 pm). Autos, technology, fashion, celebrities, life styles: thanks to users' preferences, Virgilio and Trend investigate and discover the habits, interests and characters that are becoming hot news.

Milan, 25 March 2002

Board of Directors approves the draft financial statements for 2001

Board of Directors approves the draft financial statements for 2001 Extraordinary charges for plan for the reorganization of Group activities affected the financial results. The mission of multiplatform media company enhanced

SEAT PAGINE GIALLE GROUP

SALES AND SERVICE REVENUES: EURO 1,957 MILLION (+46.9%, +2.6% USING THE SAME CONSOLIDATION AREA)
GROSS OPERATING PROFIT: EURO 444 MILLION (+22,9%)
VALUATION ADJUSTMENTS AND NET EXTRAORDINARY EXPENSE: EURO 378 MILLION
NET RESULT: EURO -313 MILLION
NET DEBT: EURO 922 MILLION

DIRECTORIES
SALES AND SERVICE REVENUES: EURO 1,161 MILLION (+4.4 % on pro forma data)
GROSS OPERATING PROFIT ON THE RISE: 50% OF REVENUES
ADVERTISERS: 759.000 (+3,1%)

THE INTERNET
SALES AND SERVICE REVENUES: EURO 145 MILLION (-1,2%)
TIN.IT CLOSE TO BREAKEVEN POINT
VIRGILIO IS THE LEADER CON 3.9 BILLION PAGEVIEWS (+ 77.3%)

OFFICE PRODUCTS AND SERVICES
SALES AND SERVICE REVENUES: EURO 257 MILLION (+12,4%)
NEW MISSION: SERVICES AND PRODUCTS FOR SMEs

TELEVISION
SALES AND SERVICE REVENUES: EURO 85.5 MILLION (+4,5%)

NEW LA7 PROGRAMME SCHEDULE LAUNCHED

Milan, 25 March 2002 - The Board of Directors of Seat Pagine Gialle (Telecom Italia Group) met in Milan today, under the chairmanship of Enrico Bondi, and approved the draft financial statements for the year ended 31 December 2001, as proposed by Managing Director Paolo Dal Pino. The document will be presented to the General Shareholders' Meeting for approval.

The financial year 2001 of the Seat Pagine Gialle Group

The financial statements for 2001 show growing revenues and gross operating profit but also a net loss due to extraordinary expense. The year was characterized by an economic slowdown, a slower-than-expected development of the Internet market, and the crisis in advertising, a sector that generates the largest amount of turnover for the Seat Pagine Gialle Group

Against this background, in 2001 the Directories area grew by 4.4% and is and is expected to continue its anti-cyclical trend in 2002, achieving higher revenues and profits. This may be achieved also thanks to constant product innovation and effective sales policies.

The year 2001 was also characterized by a marked reorganization and strategic reorientation of the Internet business and of the television business that affected the results for the year.
Streamlining policies are expected to yield a noteworthy increase in profitability for the Internet business as early as 2002, and a lower breakeven point for the TV business.

In the current financial year, Seat Pagine Gialle expects to improve its operating profit significantly as compared to 2001 and to reduce its consolidated financial debt through better management and careful investment policies, based on the "multiplatform media company" model.

Group consolidated results

Sales and service revenues reached euro 1,957 million compared to 1,333 million in the previous year, for a 46.9% increase. This growth is mostly due to the larger consolidation area that, for the first time which included new shareholdings such as Consodata, Thomson Directories, Telegate, HMC (La7) and the Tin.it division (for 12 months). *Based on a uniform consolidation area, the organic increase in revenues was 2.6%.*

The gross operating profit was euro 444 million, much higher than the previous year's figure of euro 361 million (+22.9%). This improvement is a result of the general activity of cost rationalisation and especially of the higher profitability of the Directories Business (equal to 50.4% of revenues, compared to 48% in the pro forma financial statements for 2000) and of a lower gross operating loss in the Internet business, which dropped from euro 110 million to euro 61 million.

Operating income before non-operating amortization and depreciation was euro 219 million. The euro 232 million drop compared with the previous year is due to the enlargement of the consolidation perimeter. Instead, the increase *in amortization of goodwill – a result of acquisitions made in this period – explains* the drop in Operating income, which came to euro 31 million, as compared to euro 1 million in pro forma results for 2000 and euro 142 million in the previous year.

Valuation adjustments of financial activities and net extraordinary expense totaled euro 378 million. This may be attributed both to year losses by companies in which the group has a stake, and to the work done to streamline and reorganize operations in order to improve efficiency and focus more on activities by restructuring, divesting and closing certain businesses In particular, net extraordinary expense of euro 122 million were entered in the data concerning the Internet area, based on the rationalization plan underway.

The Group's net result for 2001 is negative by euro 313 million, compared to euro 1 million the previous year.

Net financial debt at the end of 2001 reached euro 922 million compared to euro 461 million in 2000. Approximately one-forth of the financial resources used during the period can be attributed to management and industrial investments, whereas the remaining amount went toward enlargement of the consolidation area, acquisition of shareholding and financial investments.

Business areas

The results of the Group's four main business areas are listed below.

Directories area revenues increased to euro 1,161 million (+4,4% compared to pro forma data). The number of advertisers increased significantly from 736,000 to 759,000 (+3.1%), and in Italy from 647,000 to 670,000 (+3.6%). Profitability increased both in the UK and in Italy, which were characterized by a marked improvement in the profit of multimedia products such as Pagine Gialle on line. Among new products, the new Pagine Bianche directory is scheduled to be launched by the end of this year. This directory will replace the current Alphabetical Directory of Telecom Italia subscribers and will include the telephone numbers of subscribers to the services of all the main telephone operators on the market.

In the Internet area – where revenues amounted to euro 145 million (-1.2%) – the crisis of the advertising market hit the portal business and the Group immediately took steps to streamline activities. Virgilio consolidated its leadership in Italy and doubled the number of pageviews from 2.2 billion in 2000 to 3.9 billion in 2001, while unique users increased from 4.9 to 6.4 million, with a reach of 61.3%.
In the ISP area (tin.it), active users in the past 45 days totaled 1,800,000. . Thanks to greater efficiency and a positive sales trend in ADSL internet connection services (133,000 at year end, compared to approximately 7,000 last year), gross operating profit of ISP services almost reached the breakeven point (with a loss of euro 3).

In the office products and services business, which posted a turnover of euro 257 million (+12.4%), Buffetti's strategic repositioning plan was launched, with the goal of making this company a "full service provider" for Italian SMEs by changing the product mix.

La7 has also undergone strategic repositioning, which largely affected extraordinary expense. On March 18, the TV channel launched a new program schedule. Revenues in the TV business, which came to euro 85.5 million, increased by a total of 4.5% compared with the previous year, thanks to the contribution of MTV Italia (consolidated as of May 2001), which now broadcasts on the frequencies of the former TMC2.

The financial statements of parent company Seat PG S.p.A. ended with euro 1,090 million revenues (up 5%), an operating profit of euro 285 million (+67%) and after value adjustments for extraordinary and financial expense, it shows a loss of euro 260 million. Net negative financial results are euro 291 million.

* * *

The Board of Directors accepted the resignations of Paolo Ainio, Gilberto Benetton and Pierpaolo Cotone and thanked them for their work. It appointed Carlo Bertazzo, Aldo Cappuccio and Enrico Parazzini to replace them. The General Shareholders' Meeting – that will be called on April 30 and, for organisation reasons, on May 2 (instead than on 3 May as it was previously announced), first call and second call, respectively, will thus appoint the three new board members and will appoint the auditing firm for the 2002-2004 period.

The Board of Directors also approved the launch of the phase to implement the project announced last December to integrate Seat realty to augment their value. Based on guidelines, this project is scheduled to be implemented through the transfer of these assets to a newly incorporated company – following reorganization for the purposes of this operation – and the subsequent inclusion of these assets in a closed-end real estate trust.

The tables of the consolidated statement of income and balance sheet are attached.

<u>Reclassified consolidated and Seat PG's balance sheet</u>
<u>Reclassified income statements</u>

SEAT SPA

CONSOLIDATED OPERATING PERFORMANCE

	(euro/mln)	fiscal year 2001	fiscal year 2000	change amount	change %
A.	SALES OF GOODS AND SERVICES	1.957	1.333	624	46,8
	Changes in inventories and increase in internal work capitalized	16	1	15	
B.	NET REVENUES	1.973	1.334	639	47,9
	Raw materials and external services	1.154	851	303	
	Labour costs	375	122	253	
C.	GROSS OPERATING RESULT	444	361	83	22,8
	% of revenues	*22,5*	*27,1*		
	Amortization and depreciation	132	58	74	
	Provisions to reserves, other valuations adjustment and net other income (expe	93	71	22	
D.1.	OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	219	232	(13)	-5,6
	% of revenues	*11,2*	*17,4*		
	Amortization of goodwill and goodwill on consolidation	188	90	98	
D.2.	OPERATING RESULT	31	142	(111)	-78,2
	% of revenues	*1,6*	*10,7*		
	Financial income and expense	(59)	(54)	(5)	
	Value adjustments of financial assets	(79)	(53)	(26)	
	Net extraordinary income (expense)	(298)	23	(321)	
	Income taxes	26	(64)	90	
	Minority interests	66	5	61	
E.	NET RESULT	(313)	(1)	(312)	
	% of revenues	*(16,0)*	*(0,1)*		

OPERATING PERFORMANCE OF SEAT PG S.p.A.

	(euro/mln)	esercizio 2001	esercizio 2000	Variazioni Assolute	Variazioni %
A.	SALES OF GOODS AND SERVICES	1.090	1.037	53	5,1
B.	NET REVENUES	1.090	1.037	53	5,1
	Raw materials and external services	491	594	(103)	
	Labour costs	94	81	13	
C.	GROSS OPERATING RESULT	505	362	143	39,4
	% of revenues	*46,3*	*34,9*		
	Amortization and depreciation	65	47	18	
	Other valuation adjustments	54	53	1	
	Provisions to reserve for risks and charges	19	12	7	
	Net other income (expense)	(2)	(2)	0	
D.1.	OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	369	252	117	46,7
	% of revenues	*33,9*	*24,3*		
	Amortization of goodwill	84	82	2	
D.2.	OPERATING RESULT	285	170	115	67,6
	% of revenues	*26,1*	*16,4*		
	Financial income and expense	(14)	(44)	30	
	Value adjustments of financial assets	(445)	(24)	(421)	
	Net extraordinary income (expense)	(143)	10	(153)	
	Income taxes	57	(82)	139	
F.	NET RESULT	(260)	30	(290)	
	% of revenues	*(23,9)*	*2,9*		

SEAT S.p.A.

RECLASSIFIED CONSOLIDATED FINANCIAL POSITION

(euro/mln)	31.12.2001	31.12.2000	Change
FIXED ASSETS	2.223	2.040	183
WORKING CAPITAL	326	194	132
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	(52)	(38)	(14)
INVESTED CAPITAL	2.497	2.196	301
STOCKHOLDERS' EQUITY OF THE GROUP	1.556	1.683	(127)
MINORITY INTEREST IN STOCKHOLDERS' EQUITY	19	52	(33)
TOTAL STOCKHOLDERS' EQUITY	1.575	1.735	(160)
NET INDEBTEDNESS	922	461	461
TOTAL	2.497	2.196	301

RECLASSIFIED FINANCIAL POSITION OF SEAT PG S.p.A.

(euro/mln)	31.12.2001	31.12.2000	Change
FIXED ASSETS	1.734	1.739	(5)
WORKING CAPITAL	229	94	135
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	(31)	(30)	(1)
INVESTED CAPITAL	1.932	1.803	129
STOCKHOLDERS' EQUITY	1.641	1.714	(73)
NET INDEBTEDNESS	291	89	202
TOTAL	1.932	1.803	129

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events and financial performance. Such forward looking statements relate in particular to management's forecast of financial performance for 2002. SEAT's ability to achieve its projected results is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- SEAT's ability to successfully manage future growth both through internal expansion and acquisition;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of internet usage in Italy; and
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe.
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of the recent events of September 11 on SEAT's international business and on its investments and capital expenditures;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to implement successfully its Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non core assets;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the Group's ability to realize the benefits of the merger of with Tin.it; and

- SEAT's ability to implement successfully its internet strategy.

In addition to the factors noted above, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: April, 5th 2002

By: ______________________

Name: Angelo Novati
Title: Chief Financial Officer